schultze special purpose Acquisition corp. ii
800 Westchester Avenue, Suite S-632

Rye Brook, NY 10573

October 5, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

100 F. Street, N.E.
Washington, D.C. 20549
Attention: Pam Howell

Re:	Schultze Special Purpose Acquisition Corp. II
Registration Statement on Form S-1
File No. 333-254018

Dear Ms. Howell:

Schultze Special Purpose Acquisition Corp. II (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-254018), be accelerated under Rule 461 of the Securities Act of 1933, as amended, so that it will be declared effective at 4:00 p.m., Eastern time, on Thursday, October 7, 2021, or as soon thereafter as possible.

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Sincerely,

schultze special purpose acquisition corp. ii

By:	/s/ George J. Schultze
	Name:	George J. Schultze
	Title:	Chief Executive Officer

[Signature Page to Acceleration Request]